January 29, 2007

Matthew J. Maulbeck
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

RE:    INDEPENDENCE TAX CREDIT PLUS L.P.
       FORM 10-K FOR THE YEAR ENDED MARCH 31, 2006
       FILED JUNE 22, 2006
       FILE NO. 033-37704

Dear Mr. Maulbeck:

This letter is in response to the comments in your letter to Alan P. Hirmes dated January 16, 2007 with respect to the Form 10-K for the year ended March 31, 2006 (the "2006 Form 10-K") for Independence Tax Credit Plus L.P. (the "Partnership").

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2006
-------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES, PAGE 64
------------------------------------------------

1. IN LIGHT OF THE FACT THAT THE CREATIVE CHOICE HOMES II PARTNERSHIP IS IN DEFAULT ON MORTGAGE NOTES AND HAS INCURRED SIGNIFICANT OPERATING LOSSES, PLEASE TELL US WHAT CONSIDERATION YOU GAVE TO EVALUATING THE LONG-LIVED ASSETS OF THE PARTNERSHIP FOR IMPAIRMENT. REFERENCE IS MADE TO PARAGRAPH 8 OF SFAS 144. ADDITIONALLY, TELL US WHAT YOUR POLICY IS FOR EVALUATING IMPAIRMENT ON REAL ESTATE PROPERTIES AND WHAT CONSIDERATION YOU HAVE GIVEN TO DISCLOSING THIS POLICY IN YOUR SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

     The Partnership disclosed in Note 11 - Commitments and Contingencies of the 2006 Form 10-K, that Creative Choice Homes II ("Creative") was in default on its third and fourth mortgage notes and had incurred significant operating losses in the previous two years. It was also disclosed that operating conditions were improving, as noted by the net income reported for the year ended March 31, 2006.

     After considering paragraph 8 of SFAS 144, the Partnership determined that as of the year ended March 31, 2006, Creative did not require a loss on impairment for the following reasons:

     - The third and fourth mortgage notes were incurred to affiliates of the local general partner, who had not sent a notice of default with respect to the notes as of the year ended March 31, 2006. The local general partner will be unable to call the notes until the first and second mortgage notes are paid in full.

     - Creative had positive cash flow from operations in the amount of approximately $760,000 for the year ended March 31, 2006.
     - Creative had net income (loss) of approximately $3,000, ($465,000) and ($1,550,000) for the years ended March 31, 2006, 2005 and 2004, respectively. Thus, as disclosed in Note 11, even though Creative had incurred operating losses for 2005 and 2004, it had improved its situation by 2006, and in fact, had a net income for that year. The Partnership had been informed by Creative that it had intended and expected to improve conditions at the property by taking certain steps such as hiring a new managing agent, fixing units that had been damaged by hurricanes and implementing strategies to reduce overall operating expenses.

     - Even though Creative was affected by hurricane damage in 2006, it expects to receive insurance proceeds to cover most of the costs of repair. There were 48 units affected (out of a total 328) by the hurricane, of which repairs to 43 have been completed. The remaining repairs are expected to be completed by June 2007. The Partnership will update its disclosures in its Form 10-K for the year ended March 31, 2007 as to the final resolution of the insurance claims, as the settlement of the claims were still in process as of the year ended March 31, 2006.

     The Partnership will re-evaluate Creative for the year ended March 31, 2007 for impairment loss.

     The  Partnership's   policy  for  evaluating   impairment  on  real  estate
     properties is disclosed in its Summary of Significant  Accounting Policies,
     Note 2d of the 2006 Form 10-K, as follows:

          A loss on impairment is recorded when management estimates amounts recoverable through future operations and sale of the property on an undiscounted basis is below depreciated cost. At that time, property investments themselves are reduced to estimated fair value (generally using discounted cash flows) when the property is considered to be impaired and the depreciated cost exceeds estimated fair value.

     In addition, the Partnership also discloses in its Summary of Significant Accounting Policies, Note 2d of the 2006 Form 10-K that it complies with SFAS 144. The Partnership conducts impairment evaluations yearly and such evaluations are also conducted by the property auditors during their year end audits.


EXHIBIT 31.1 CERTIFICATION
--------------------------

2. PLEASE CONFIRM TO US THAT YOU WILL REVISE YOUR CERTIFICATIONS IN ALL FUTURE FILINGS AS FOLLOWS:

     A.   EXCLUDE  THE  TITLE OF THE  CERTIFYING  INDIVIDUAL  FROM  THE  OPENING
          SENTENCE;
     B REPLACE ALL REFERENCES TO THE "PARTNERSHIP" WITH "REGISTRANT" THROUGHOUT THE CERTIFICATION; AND
     C. REVISE THE LANGUAGE IN PARAGRAPHS 4, 4D, AND 5 TO EXACTLY MATCH THE CORRESPONDING LANGUAGE IN ITEM 601 (B)(31)(I) OF REGULATION S-K

     ADDITIONALLY, PLEASE CONFIRM FOR US THAT THE OFFICERS OF THE COMPANY HAVE SIGNED THE CERTIFICATIONS IN A PERSONAL CAPACITY.

     The Partnership confirms that it will revise its certifications in all future filings as outlined above, except with respect to the phrase: "The registrant's other certifying officer(s) and I." We had intentionally modified this language in our certifications because of the fact that one person, Alan P. Hirmes, serves as both the principal executive officer and the principal financial officer of the registrant and hence it would not be accurate to state that he is making the certification with another officer of the registrant.

     The Partnership also confirms that Alan Hirmes, as the Partnership's CEO and CFO, has signed the certifications in a personal capacity.


     In connection with this response, the Partnership acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. Also, the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions or need further information, please do not hesitate to contact me at the number indicated above. We hope that our responses to the Staff's concerns are found to be adequate.

                                Very truly yours,

                                   Independence Tax Credit Plus L.P.



                                   By:  Related Independence
                                        Associates L.P., General Partner

                                        By:  Related Independence
                                             Associates Inc., General Partner


                                             By:   /s/ Alan P. Hirmes
                                                   ------------------
                                                   Alan P. Hirmes,
                                                   Director and President
                                                   (Chief Executive Officer and
                                                   Chief Financial Officer)


cc:  Robert F. Telewicz, Jr., Senior Staff Account